Registration Statements
No. 333-41542 and No. 333-72036
This supplement relates to the	This filing is made pursuant to
Prospectus for Offers and Sales of	Rule 424(b)(3) and (c) under the
Common Stock dated October 23, 2001	Securities Act of 1933, as amended
2005 SUPPLEMENT
TO PROSPECTUS FOR OFFERS AND SALES OF COMMON STOCK OF
GOLDEN TELECOM, INC. BY CERTAIN SELLING SHAREHOLDERS
     This Supplement dated August 17, 2005 to the Prospectus dated October 23, 2001 relating to offers and sales of shares of our common stock that have been or may be acquired upon exercise of incentive stock options or nonqualified stock options or upon the vesting of restricted shares pursuant to our 1999 Equity Participation Plan by certain Selling Stockholders of Golden Telecom, Inc. (“GTI”) contains certain current information that may change from year to year. Additional persons may be added as Selling Stockholders by Prospectus Supplement from time to time. The Supplement will be updated as necessary and will be delivered to each Selling Stockholder. Each current Supplement should be kept with the Prospectus in the Selling Stockholder’s important papers. Selling Stockholders who received the October 23, 2001 Prospectus will not be sent additional copies of the Prospectus in subsequent years unless the information in the Prospectus is required to be amended or unless a Selling Stockholder requests an additional copy by writing to Golden Telecom, Inc., Legal Department, Representation Office Golden TeleServices, 1 Kozhevnichesky Proezd, Moscow, Russia, 115114. Capitalized terms used in this Supplement have the meanings set forth in the Prospectus.
     Date. The date of this Supplement is August 17, 2005.
     Information Regarding Selling Stockholders and Shares Covered by the Prospectus. The Prospectus covers 142,954 shares of our common stock that have been or may be acquired by the Selling Stockholders upon exercise of incentive stock options or nonqualified stock options or upon vesting of restricted shares granted pursuant to our 1999 Equity Participation Plan. The number of shares covered hereby is as of August 16, 2005.
     There are set forth in the following table opposite the name of each of the Selling Stockholders:
1. Under the heading “Shares of common stock beneficially owned”,
•	the shares of our common stock beneficially owned by each Selling Stockholder on August 16, 2005, including shares of our common stock (if any) of which each Selling Stockholder had the right on such date to acquire beneficial ownership pursuant to the exercise of options or the vesting of restricted shares, that we have granted on or before October 15, 2005.
2. Under the heading “Shares awarded under the Plan or which may be acquired and offered”, the shares of our common stock that:

•	have been acquired or may be acquired upon exercise of options or vesting of restricted shares under the Plan; and

•	may be offered or sold by the Selling Stockholder using the Prospectus.
3. Under the heading “Shares of common stock to be owned after completion of the offering”, the shares of our common stock to be beneficially owned by the Selling Stockholder after completion of the offering, based on the number of shares beneficially owned on August 16, 2005.
     Certain options granted pursuant to the Plan may be transferred to a member of a Selling Stockholder’s immediate family or to a trust for the benefit of such immediate family members. The names of such transferees and the number of award shares that may be offered by them under the Prospectus will be included in a supplement when such information becomes known. The information as to security holdings is based on information that we receive from the Selling Stockholders and from our Compensation Committee.

			(2)
			Shares	(3)
			awarded under	Shares of
		(1)	the Plan or	common
		Shares of	which	stock
		common	may be	to be
		stock	acquired	owned
	Present principal	beneficially	and	after
	positions or	owned	offered	completion
Selling Stockholder	officers with us or affiliates	(a)	(b)	of offering
Derek Bloom	Senior Vice-President and	—	5,500	—
	General Counsel

Michal Cupa	Senior Vice-President and	2,137	5,500	—
	Chief Operating Officer

David Herman	Director	12,500	15,000	—

Brian Rich	Senior Vice-President, Chief	304	3,667	—
	Financial Officer and
	Treasurer

Alexander Vinogradov(c)	President and Chief Executive	95,980	99,954	—
	Officer

Michael Wilson	Vice-President, Corporate	12,130	13,333	20
	Controller and Principal
	Accounting Officer

(a)	Included in this column are the number of shares of our common stock of which the selling stockholder has the right to acquire beneficial ownership pursuant to the exercise of options or the vesting of restricted shares on or before October 15, 2005 as follows: Michal Cupa, 2,137, David Herman, 12,500; Brian Rich, 304, Alexander Vinogradov (see footnote (c) below), 95,980; and Michael Wilson 12,130.

Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.
     (b) Included in this column are the number of shares of our common stock that the Selling Stockholder has acquired or may acquire in the future upon exercise of an option or vesting of restricted shares under the Plan. The numbers of such shares are as follows: Derek Bloom, 5,500, Michal Cupa, 5,500, David Herman, 15,000; Brian Rich, 3,667, Alexander Vinogradov (see footnote (c) below), 99,954; and Michael Wilson 13,333. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.
     (c) Owing to ambiguities and inconsistencies in Russian law, the Compensation Committee of the Board of Directors of GTI decided not to issue stock options or restricted stock to Mr. Vinogradov. Instead as part of its key employee incentive and retention policy, GTI issues stock options and restricted stock to the GTI Equity Participation Plan Trust in numbers corresponding to the level of financial incentive GTI wishes to award Mr. Vinogradov. When Mr. Vinogradov desires and is eligible to receive the economic benefit of the options or restricted stock, he informs GTI. GTI then advises the trustee to exercise an appropriate number of options and if requested, to sell the option shares or restricted shares. Upon request of the Company and Mr. Vinogradov, the funds received by the trust from the sales are disbursed to Mr. Vinogradov in the form of incentive bonuses.
     Market Price. The last reported sale price of a share of our common stock as reported on the NASDAQ National Market on August 16, 2005 was $28.67.
     Documents Incorporated by Reference. For further current information about us and our subsidiaries, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including our Consolidated Financial Statements and see also our Proxy Statement for the 2005 Annual Meeting of Stockholders, our Quarterly Report on Form 10-Q for the period ended March 31, 2005 and June 30, 2005 and our Current Reports on Form 8-K filed on February 7, 2005, February 8, 2005, July 13, 2005, July 21, 2005 and July 22, 2005. Each of the foregoing is on file with the Securities and Exchange Commission.

3